UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-14916

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BROOKFIELD OFFICE PROPERTIES INC.

(Exact name of registrant as specified in its charter)

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181 Bay Street, Suite 330, Brookfield Place
Toronto, Ontario, Canada M5J 2T3

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 7, 2013	Brookfield Office Properties Inc.

By: /s/ Michelle L. Campbell
		Name:	Michelle L. Campbell
		Title:	Vice President, Compliance

EXHIBIT LIST

Exhibit	Description
99.1	Brookfield Office Properties Inc. Report on Voting Results of Annual and Special Meeting of Shareholders held on April 25, 2013